Tora Trading Services, LLC

(SEC ID. No. 8-66925)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2022 and Report of Independent Registered Public Accounting Firm

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Security and Exchange Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66925

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tora Trading Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Avenue, Suite 205
(No. and street)

Burlingame	California	94010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Catuna (415) 546-2293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

50 W San Fernando St., Suite 500	San Jose	California	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Paul Catuna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Tora Trading Services, LLC, as of December 31, 2022, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer.

Paul J Catuna   _3/8/23_
Signature   Date

Chief Financial Officer
Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 8ʰ day of March, 2023, Paul Catuna proved to me on the basis of satisfactory evidence to be the persons who appear before me.

See Attached
Notary Public





JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 8th day of March,

2023 by Paul James Catena J.R.,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

DORENE T. LOPEZ
Notary Public - California
Santa Clara County
Commission # 2406887
My Comm. Expires Jul 1, 2026

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Title or description of attached document

Title or description of attached document continued

Number of Pages Document Date

Additional information

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TORA TRADING SERVICES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]		Report of Independent Registered Public Accounting Firm.
[x]	(a)	Facing page.
[x]	(b)	Statement of Financial Condition.
[x]	(c)	Statement of Income.
[x]	(d)	Statement of Cash Flows.
[x]	(e)	Statement of Changes in Member's Equity.
☐	(f)	Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
[x]	(g)	Computation of Net Capital.
[x]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
☐	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
[x]	(l)	An Oath or Affirmation.
[x]	(m)	A copy of the SIPC Supplemental Report (filed separately).
[x]	(n)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tora Trading Services, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tora Trading Services, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in supplemental schedules (g) and (h) listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino^{LLP}
San Francisco, California

We have served as Tora Trading Services, LLC's auditor since 2016.

March 7, 2023



TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Cash and cash equivalents	$ 2,480,126
Accounts receivable, trade - net of $20,000 allowance	434,058
Due from member	2,408,682
Due from broker	2,027
Prepaid expenses and other assets	57,183
Property and equipment - net of $276,978 accumulated depreciation	97,774
Lease - right of use - net of $5,450 accumulated depreciation	381,752
Total assets	$ 5,861,602

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 188,594
Accrued compensation	1,467,880
Lease liabilities, current	183,933
Total liabilities, current	1,840,407
Lease liabilities, non-current	198,432
Total liabilities	2,038,839
Member's equity	3,822,763
Total liabilities and member's equity	$ 5,861,602

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2022

Revenues:	
Service	$23,783,169
Software commissions	736,073
Execution commissions	1,514,494
Total revenues	26,033,736
Expenses:	
Compensation	24,073,188
Travel and entertainment	263,655
Rent	262,562
Research fees	235,329
Soft dollar expenses	157,264
Cost of commissions	143,013
Telecommunications	151,156
Relocation	65,066
Recruiting	44,130
Outside services	37,734
Depreciation and amortization	36,216
Legal and professional fees	33,575
Regulatory fees	30,058
Other	110,248
Total expenses	25,643,194
Net income	$ 390,542

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2022

Member's equity - January 1, 2022	$ 3,331,116
Stock-based compensation	40,916
Contributed capital	60,189
Net income	390,542
Member's equity - December 31, 2022	$ 3,822,763

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

Cash flow from operating activities:	
Net income	$ 390,542
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	36,216
Stock-based compensation	40,916
Changes in assets and liabilities:	
Accounts receivable - trade	(434,058)
Due from member	(849,994)
Due from broker	2,627
Prepaid expenses and other assets	(23,067)
Accounts payable and accrued expenses	(49,310)
Accrued compensation	1,202,901
Leases - right of use	(221,507)
Lease liability	208,531
Net cash provided by operating activities	303,797
Cash flows from investing activities:	
Purchase of property and equipment	(74,362)
Net cash used in investing activities	(74,362)
Cash flows from financing activities:	
Contributed capital	60,189
Net cash provided by financing activities	60,189
Net increase in cash and cash equivalents	289,624
Cash and cash equivalents - beginning of year	2,190,502
Cash and cash equivalents - end of year	$ 2,480,126

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

1. Organization

Tora Trading Services, LLC (the "Company") is organized as a Delaware limited liability company and operates in the United States. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, and does not owe any money or securities to customers. The Company is wholly owned by Tora Trading Services Limited, a Cayman Islands company (the "Member"). The Member is a wholly owned subsidiary of Tora Holdings, Inc. (the "Parent Company" or "Tora Holdings"), a Delaware corporation. Tora Holdings is a provider of execution and trade order management systems for hedge funds, asset managers, and proprietary trading desks. The Member delegates certain services to the Company, including outsourced trading. The Company refers trades to Tora Trading Services Limited, Hong Kong, a wholly owned subsidiary of the Member, and other non-affiliated broker dealers.

On August 9, 2022 (the "Closing Date"), Tora Holdings was purchased in an all-cash transaction by London Stock Exchange Group Plc (the "Ultimate Parent" or "LSEG"). Tora Holdings entered into a merger agreement with Refinitiv US LLC, a Delaware limited liability company ("Parent") and LSEGE Inc., a Delaware corporation ("Merger Sub"), whereby the Merger Sub was merged with and into the Company, which survived this transaction as a subsidiary of the Parent. No changes were made to the Company's board of directors or management as a result of the acquisition, and no changes are planned for the operational purpose of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements of the Company have been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's results of operations and financial position could differ significantly from the financial position and results that would have been achieved if the Company was not owned by the Member and Tora Holdings.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Service Revenue — The Company earns revenue by providing its Member services. The Company earns cost plus 5% for expenses incurred in the ordinary course of business and cost for certain other expenses such as employee bonuses and stock based compensation. Revenue is recognized at the time the expenses are incurred.

Software Licensing Revenue — The Company derives revenue from software licensing, which includes fees generated when end users execute transactions utilizing its software through customers (broker dealers). Software license fees are billed and paid monthly, quarterly, or annually.

Commission Revenue — The Company also derives revenue from commissions which are earned when the Company executes trades as a broker for end users.

Software license fees and commissions are recognized on a trade date basis, which is when the Company's performance obligations have been substantially completed and the transaction price is determinable.

It is the Company's judgment that the geographical location and contracts of the end users do not affect the nature, timing, or certainty of revenue or cash flow, and therefore do not warrant disaggregation.

Cash and Cash Equivalents — The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less at acquisition, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Accounts Receivable – trade — The Company records receivables when it invoices customers for software license fees. Accounts receivable are carried at estimated collectible amounts. Credit is generally extended on a short-term basis; thus, accounts receivable do not bear interest. Accounts receivable are periodically evaluated for collectability based on credit history and current financial condition. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risks, estimated value of collateral, if any, and current economic conditions. Accounts receivable are written off when deemed uncollectible. The allowance for doubtful accounts totaled $20,000 as of December 31, 2022.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents in banks that management believes are creditworthy, however deposits may exceed the amount of the Federal deposit insurance provided.

The Company maintains an allowance for doubtful accounts receivable balances. The allowance is based upon the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts. At December 31, 2022, five customers individually accounted for 19%, 16%, 14%, 12%, and 12% of accounts receivable, trade.

Service revenue from the Member accounted for 91% of the Company's revenue for the year ended December 31, 2022.

Due from Member — The Company collects service revenue from the Member. The Company considers Due from Member to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Due from Broker — The Company collects commission revenue from its prime broker once the trades it executes are settled. The Company considers Due from Broker to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment — Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets. Assets acquired under finance leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life.

Leases — The Company determines at inception if an arrangement is a lease. Operating lease right-of-use assets and corresponding lease liabilities are separately stated on the balance sheets. Finance lease assets are included in property and equipment, net, and finance lease liabilities are included in lease liabilities.

Certain lease arrangements include obligations to pay for other services, such as maintenance and utilities. These amounts are not included in lease assets and lease liabilities.

Operating lease expense is recognized on a straight-line basis over the lease term. Amortization expense of finance leases is recognized on a straight-line basis over the shorter of the estimated useful lives or lease terms.

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

Costs to Obtain a Contract — Certain sales commissions paid to the Company's sales people are considered incremental and recoverable costs of obtaining a contract. These sales commissions only become guaranteed once a revenue threshold has been reached in aggregate. The Company has elected, as a practical expedient, to expense the commissions as incurred as all contracts are equal to or less than one year.

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, the amount due from broker, accounts payable and accrued liabilities approximate fair values because of the short-term maturities and/or liquid nature of these assets and liabilities. Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $909,540, which exceeded the minimum requirement by $659,540. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 was 1.82 to 1.

4. **Balance Sheet Components**

At December 31, 2022 accrued compensation consisted of the following:

Accrued compensation	
Accrued retention awards	$ 586,980
Accrued bonus	387,606
Accrued net exercised options	182,085
Accrued PTO	249,457
Other accrued compensation	61,752
	$ 1,467,880

5. **Leases**

The Company leases office space under non-cancelable operating leases with various expiration dates through 2024. Some of the leases include options to extend the leases for up to 2 years, but the Company is not reasonably certain that it will exercise the option. Supplemental balance sheet information related to leases is as follows:

Operating Leases

Operating lease - right of use asset	$ 381,752
Operating lease liability - current	183,933
Operating lease liability	198,432
Total operating lease liability	$ 382,365

Finance Leases

Finance lease - right of use asset (net)	-

The components of lease expense are as follows:

Operating lease cost	$ 202,760

Supplemental cash flow information related to leases is as follows:

Operating cash payments for operating leases	$ 208,709

At December 31, 2022, the Company had a weighted average remaining lease term of 2.0 years for its operating leases, and a weighted average discount rate of 4.5% for its operating leases.

Maturities of the Company's lease liabilities are as follows:

Year ending	Operating Leases
2023	$ 197,305
2024	$ 203,288
Thereafter	-
Total future lease payments	400,593
Less imputed interest	(18,228)
Total lease liability	$ 382,365

6. Contributed Capital

LSEG purchased $60,189 of computer equipment for the Company during the year ended December 31, 2022, which is reflected as contributed capital in the Statement of Changes in Member's Equity. $58,906 of this equipment is reflected in property and equipment, net of accumulated depreciation, with the remaining $1,283 of equipment being expensed to the Statement of Income due the individual equipment purchased being below the threshold for capitalization.

7. Stock-Based Compensation

Stock Options

Under the Tora Holdings 2010 Equity Incentive Plan ("2010 Plan") and the Tora Holdings 2020 Equity Incentive Plan ("2020 Plan"), the Parent Company granted stock options to employees of the Company. The Company recorded the related expense amounts in compensation expense. Generally, stock options granted under the plan vested at a rate of 2.08% per month, with all options expiring 10 years from the date of grant.

The following table summarizes stock option activity for employees of the Company:

	Options Outstanding	Weighted Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2022	860,550	$ 4.17	6.46
Granted	-	-	
Exercised	(412,450)	4.33	
Forfeited	(1,300)	4.53	
Cancelled	(446,800)	4.11	
Outstanding at December 31, 2022	-	$ -	-

On the Closing Date of LSEG's acquisition of Tora Holdings, all unexercised options issued under the 2010 Plan and the 2020 Plan were cancelled, ceased to be outstanding, and ceased to exist. There are no options available for future issuance. The options that were outstanding and vested immediately prior to the cancellation were converted into a net exercise cash payment at the closing merger consideration value of $23.87 per share, which was paid in August 2022.

The unvested portion converted into the right to receive the cash equivalent of the net exercise of the options at the closing merger consideration value of $23.87 per share, provided the option holder's continued service as an employee or consultant of the Company or a parent or subsidiary through each vesting date. The unvested portion is paid out quarterly. Payments will continue until all unvested cash awards are vested in July 2025.

In 2022, the Company recognized $40,916 of compensation costs related to vesting of stock option grants prior to the cancellation of the options, and $5,245,418 related to options that were net exercised.

Stock Appreciation Rights

Under the Tora Holdings, Inc. 2021 Stock Appreciation Rights Plan ("2021 Plan"), the Company may grant stock appreciation rights ("SARs") to employees of the Company. In 2021, 705,000 SAR shares were granted to three employees at an exercise price of $4.53 per share. The SAR shares vest upon the satisfaction of the following: the fulfillment of service conditions and performance conditions or the occurrence of a Company transaction or event. The service condition is satisfied over the vesting period. The performance condition is satisfied upon meeting certain objective targets. A Company transaction occurs upon a change in control or initial public offering.

LSEG's acquisition of the Company triggered the satisfaction of the Company transaction condition, resulting in accelerated vesting for two of the three grantees. The SARs were exercised by these two grantees in August 2022. The third grantees SARs were cancelled as part of the acquisition of the Company. The Company recorded $7,954,218 of compensation expense during 2022 for these awards.

8. **Compensation**

The Company's compensation costs increased significantly in 2022 due to LSEG's acquisition of the Company. Compensation costs for the year ended December 31, 2022 were as follows:

Compensation	
Payroll	$ 5,015,229
SAR payouts	7,954,218
Net exercised options	5,245,418
Options converted to cash payouts	2,661,501
Retention awards	1,296,943
Benefits and other compensation expenses	1,092,505
Bonuses	766,458
Vested option grants	40,916
	$ 24,073,188

The Tora Holdings, Inc. Retention Plan ("Retention Plan") was created in 2022, effective as of the Closing Date of LSEG's acquisition of Tora Holdings. Select employees were invited to participate in the Retention Plan, which sets out individual retention awards and retention dates for each participant. All participants earned 25% of their total retention award as of the Closing Date. The remainder of the retention awards are split into two groups. The first group receives the remaining 75% of their retention awards on the first anniversary of the Closing Date. The second group receives another 25% of their retention awards on the first anniversary of the Closing Date, and the remaining 50% of their retention awards on the second anniversary of the Closing Date. Receipt of each award is conditioned on the participant's continued service to the Ultimate Parent from the Closing Date through the applicable Retention Date.

Retention expense totaled $1,296,943 for the year ended December 31, 2022.

9. **Employee Benefit Plan**

The Company's 401(k) profit sharing plan covers all employees who are over the age of 21 and will be employed for at least 1,000 hours of service per year of eligibility. The plan provides for matching employee contributions of 100% of the elective deferral which does not exceed 5% of compensation up to $3,500. All employer contributions vest immediately. For the year ended December 31, 2022, the Company made matching contributions to the plan of $139,782.

10. **Subsequent Events**

The Company evaluated subsequent events through March 7, 2023, the date the financial statements were available to be issued.

* * * * * *

SUPPLEMENTAL INFORMATION

TORA TRADING SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

Net Capital --

Total member's equity	$	3,822,763
Less: Nonallowable assets:		
Accounts receivable older than 30 days		349,584
Due from member		2,408,682
Prepaid expenses and other assets		57,183
Property and equipment (net)		97,774
Total nonallowable assets		2,913,223
Net Capital Before Haircut		909,540
Less: Haircut on securities		-
Net capital		909,540
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,657,087 or $250,000 whichever is greater		250,000
Excess Net Capital	$	659,540
Aggregate indebtedness		1,657,088
Aggregate indebtedness to net capital		1.82

There were no material differences between the above computation and the computation included in the Company's unaudited December 31, 2022 FOCUS Report.

TORA TRADING SERVICES, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022**

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

TORA
TECHNOLOGY. TRADING. LIQUIDITY.

Tora Trading Services, LLC
1440 Chapin Avenue. Suite 205
Burlingame, CA 94010
Tel +1 (650) 513-6700
Fax +1 (650) 284-2417

Tora Trading Services, LLC's Exemption From SEC Rule 15c3-3

We as members of management of Tora Trading Services, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k): (2)(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) and (2) we met the identified exemption provisions from January 1, 2022 to December 31, 2022 without exception.

Paul J. Catuna

Paul J. Catuna
Chief Financial Officer

March 7, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE REPORT ON EXEMPTION FROM SEC RULE 15c3-3 OF
TORA TRADING SERVICES LLC
FOR THE YEAR ENDED DECEMBER 31, 2022

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

We have reviewed management's statements, included in the accompanying Tora Trading Services, LLC Report on Exemption From SEC Rule 15c3-3 for the year ended December 31, 2022, in which (1) Tora Trading Services, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP

Armanino^{LLP}
San Francisco, California

March 7, 2023





armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (Form SIPC-7)

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

We have performed the procedures included in Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2022. Management of Tora Trading Services, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement recording entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Tora Trading Services, LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino^{LLP}

San Francisco, California

March 7, 2023